PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(5) Registration No. 333-97937
(To prospectus dated September 25, 2002)

3,100,000 Units

Merrill Lynch & Co., Inc.

SUMmation SecuritiesSM

Linked to the Performance of the S&P 500® Index

due September 3, 2008

“SUMSSM”

$10 principal amount per unit

The SUMS:	Payment at maturity:

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•  We will not pay interest over the term of the SUMS; however,

    in no event will we pay less than $11.00 per $10.00 principal amount of the SUMS at maturity.

•  The amount we will pay at maturity is linked to the monthly percentage changes in the values of the S&P 500 Index during the term of the SUMS, subject to a maximum percentage

    increase per month as described in this prospectus supplement.

•  The minimum initial investment in the SUMS is $50,000.

•  Expected settlement date: June 3, 2003.

•  You will receive a cash amount at maturity based upon the sum of the monthly returns of the S&P 500 Index during the term of the SUMS. The amount payable at maturity on each

    unit of the SUMS will equal the greater of (i) $11.00 or (ii)

    $10.00 plus the product of $10.00 multiplied by the sum of the monthly percentage changes of the S&P 500 Index over

    the term of the SUMS, as described below.

•  The monthly percentage changes in the value of the

    S&P 500 Index are calculated for each month over the term

    of the SUMS, as described in this prospectus supplement,

    and are subject to a maximum monthly percentage increase

    of 4%. Therefore, the maximum amount you could receive

    at maturity is $35.20 per unit of the SUMS. However, in

    order for you to receive this maximum amount, the value of the S&P 500 Index must increase by at least 4% per month

    throughout the term of the SUMS, which we consider very

    unlikely to happen. The monthly percentage decreases in the value of the S&P 500 Index are not subject to any limit.

    However, in no event will you receive less than $11.00 for each unit of the SUMS.

Investing in the SUMS involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$31,000,000
Underwriting discount	$.25	$775,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.75	$30,225,000

Merrill Lynch & Co.

The date of this prospectus supplement is May 29, 2003.

“SUMS” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500”, are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the SUMmation SecuritiesSM Linked to the Performance of the S&P 500® Index due September 3, 2008 (the “SUMS”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the SUMS and the S&P 500 Index, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the SUMS. You should carefully review the “Risk Factors” section, which highlights certain risks, to determine whether an investment in the SUMS is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the SUMS?

The SUMS will be a series of senior debt securities, with a minimum initial investment of $50,000, issued by ML&Co. and will not be secured by collateral. The SUMS will rank equally with all of our other unsecured and unsubordinated debt. The SUMS will mature on September 3, 2008.

The SUMS are not redeemable at our option or at the option of the holders at an earlier date. We have designed the SUMS for investors who want to participate in possible increases in the value of the S&P 500 Index, measured monthly during the term of the SUMS, and who are willing to forego benefiting from some possible increases in the S&P 500 Index in return for the protection of their principal and the receipt of at least a minimum return on their investment. At maturity, the holder of each SUMS will receive an amount based upon the sum of the monthly percentage increases and decreases in the value of the S&P 500 Index (each a “Monthly Return”) over the term of the SUMS, subject to a maximum percentage increase during any month of 4% and a minimum redemption amount of $11.00 per unit. The maximum percentage increase per month is referred to in this prospectus supplement as the “Monthly Return Cap”.

Each unit of the SUMS represents the $10.00 original public offering price of the SUMS. You may transfer the SUMS only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the SUMS in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the SUMS. You should refer to the section entitled “Description of the SUMS—Depositary” in this prospectus supplement.

Will I receive interest?

You will not receive interest payments over the term of the SUMS. However, the payment at maturity, as described below, will not be less than $11.00 for each unit of the SUMS.

What will I receive on the stated maturity date of the SUMS?

For each SUMS unit that you own at maturity, you will receive a cash payment at maturity equal to the greater of:

(i)  $11.00

or

(ii)  Redemption Amount.

The “Redemption Amount” equals:

$10.00 + ($10.00 x Summation Amount)

The “Summation Amount” will equal the sum of all positive and negative Monthly Returns on the S&P 500 Index, with each Monthly Return being subject to the Monthly Return Cap, for each monthly calculation period during the term of the SUMS.

You should understand that the opportunity to participate in possible increases in the value of the S&P 500 Index through an investment in the SUMS is limited because each Monthly Return is limited by the Monthly Return Cap of 4% per month. However, in the event that the value of the S&P 500 Index declines during any month, the Monthly Return will be reduced by the total percentage decrease in such month and the effect of such decreases on the Summation Amount could be such that you will receive only the minimum Redemption Amount at maturity for your SUMS. This could be true even if the value of the S&P 500 Index on the maturity date is significantly higher than the value of the S&P 500 Index on the date the SUMS were priced for initial sale to the public (the “Pricing Date”).

For more specific information regarding the Summation Amount and the calculations referred to above, please see the section entitled “Description of the SUMS” in this prospectus supplement.

How is the monthly percentage change in the value of the S&P 500 Index calculated?

Each Monthly Return equals:

(	Ending Value - Starting Value Starting Value	)

subject to a maximum increase of 4% per month. The calculation agent shall determine each Monthly Return on the 3rd day of each month, beginning July 3, 2003 or, if any such day is not an Index Business Day, the next succeeding day that is an Index Business Day, except as described in this prospectus supplement (each a “Monthly Return Calculation Date”).

The “Starting Value” will equal the closing value of the S&P 500 Index on the immediately preceding Monthly Return Calculation Date. For purposes of determining the Monthly Return on the initial Monthly Return Calculation Date of July 3, 2003, the Starting Value equals 949.64, the closing value of the S&P 500 Index on the Pricing Date.

The “Ending Value” will equal the closing value of the S&P 500 Index on the Monthly Return Calculation Date for which the Monthly Return is being determined. Provided, however, that when determining the Ending Value for the final Monthly Return Calculation Date of September 3, 2008, the Ending Value means the average, arithmetic mean, of the values of the S&P 500 Index at the close of the market on five business days shortly before the maturity of the SUMS. We may calculate the Ending Value on such final Monthly Return Calculation Date by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the SUMS, there is a disruption in the trading of a sufficient number of stocks included in the S&P 500 Index or certain futures or option contracts relating to the S&P 500 Index.

Who publishes the S&P 500 Index and what does the S&P 500 Index measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of April 30, 2003, 424 companies or 84.8% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 74 companies or 15.0% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange. As of April 30, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market.

Please note that an investment in the SUMS does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500 Index or the value of any dividends paid on those stocks.

How has the S&P 500 Index performed historically?

We have included a table showing the month-end closing value of the S&P 500 Index from January 1983 through April 2003 and the percentage change in the value of the S&P 500 Index for each such month in the section entitled “The S&P 500 Index—Historical Data on the S&P 500 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in various economic environments; however, past performance of the S&P 500 Index is not indicative of how the S&P 500 Index will perform in the future. It is important to understand that, because the Summation Amount will depend on the timing of increases and decreases in the values of the S&P 500 Index during the term of the SUMS, and that because the full increase in the value of S&P 500 Index during any month may not be reflected in the Summation Amount as a result of the Monthly Return Cap, the value of the SUMS may not track increases, if any, in the value of the S&P 500 Index.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the SUMS over their term based upon an estimated yield for the SUMS, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a SUMS. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable at maturity will be; nor is it a prediction or guarantee that any payment at maturity will even exceed $11.00. We have determined that this estimated yield will equal 3.040% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a SUMS for $10 and hold the SUMS until maturity, you will generally be required to pay taxes on the following amounts of ordinary income from the SUMS each year: $0.1760 in 2003, $0.3119 in 2004, $0.3213 in 2005, $0.3311 in 2006, $0.3411 in 2007, and $0.2358 in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each SUMS may be greater or less than $0.2358, depending upon the amount you receive at maturity. Also, if the amount payable at maturity is less than $11.7172, you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will the SUMS be listed on a stock exchange?

The SUMS will not be listed on any securities exchange and we do not expect a trading market for the SUMS to develop, which may affect the price that you receive for your SUMS upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the SUMS is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the SUMS. After the initial offering, MLPF&S intends to buy and sell SUMS to create a secondary market for holders of the SUMS, and may stabilize or maintain the closing market price of the SUMS during the initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

MLPF&S also will be our agent for purposes of calculating, among other things, the Redemption Amount deliverable to you at maturity. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’s status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., please see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with an investment in the SUMS?

Yes, an investment in the SUMS is subject to certain risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the SUMS will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the SUMS is suitable for you.

Your return will not be based on the absolute change in the value of the S&P 500 Index

Your return on the SUMS will not be based on the change in the value of the S&P 500 Index from the Pricing Date to the final Monthly Return Calculation Date, but will instead be based on the sum of (i) the monthly percentage decreases and (ii) capped monthly percentage increases in the value of the S&P 500 Index calculated as of each respective Monthly Return Calculation Date during the term of the SUMS. As a result, your return on the SUMS will not be based on the absolute change in the S&P 500 Index over that period. We have provided four examples to illustrate this on page S-13 of this prospectus supplement.

Your return on the SUMS will depend on when each Monthly Return is calculated

Your return will depend on the sum of the Monthly Returns, which in turn depends on the values of the S&P 500 Index used to calculate each Monthly Return. Since the S&P 500 Index can vary significantly from day to day, we believe that the total of the Monthly Returns over the term of the SUMS would vary depending upon which day of the month is selected for the Monthly Return Calculation Dates. Your return, therefore, could be significantly different than if the Monthly Returns were calculated on different dates within a month during the same term of the SUMS, or if the SUMS were issued shortly before or after the Pricing Date. We cannot, however, predict the direction or magnitude of changes which would result in the selection of such different dates.

Your return may be limited to the minimum Redemption Amount

Payment at maturity of any amount in excess of the minimum Redemption Amount will depend on the sum of the Monthly Returns of the S&P 500 Index during the term of the SUMS. You may receive only the minimum Redemption Amount, and this may occur even if the value of the S&P 500 Index increases significantly over the term of the SUMS. This is illustrated in hypothetical examples 1 and 3 on page S-13.

Your yield may be lower than the yield on other standard debt securities of comparable maturity

The yield that you receive on your SUMS may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return is based upon limited monthly percentage increases and unlimited monthly percentage decreases

You should understand that due to the application of the Monthly Return Cap, any increase in the value of the S&P 500 Index will not exceed 4% per month. As a result, your return based upon the Summation Amount will be limited and you will not participate in any S&P 500 Index increases in excess of such percentage on each Monthly Return Calculation Date. As a result, in no event will the Redemption Amount exceed $35.20 per unit of the SUMS. The Redemption Amount will only equal such maximum amount only in the event (which we consider unlikely) that the S&P 500 Index increases by at least the Monthly Return Cap each month during the term of the SUMS. However, there is no corresponding limit on the amount by which the S&P 500 Index may decline in any given month for purposes of calculating the Redemption Amount. As a result, the Summation Amount may equal zero, in which case you would receive the minimum Redemption Amount of $11.00 per unit of the SUMS.

Your return will not reflect the return of owning the stocks included in the S&P 500 Index

In addition to the reasons stated above, the return on your SUMS will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid on those stocks because of the cumulative effect of the Monthly Return Cap and because the value of the S&P 500 Index is calculated by reference to the prices of the stocks included in the S&P 500 Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the SUMS is not expected to develop

The SUMS will not be listed on any securities exchange and we do not expect a trading market for the SUMS to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for SUMS offered for sale to it by SUMS holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your SUMS may affect the price that you receive for your SUMS if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the SUMS; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the SUMS will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the SUMS caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the SUMS caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the SUMS attributable to another factor, such as an increase in the value of the S&P 500 Index. The following paragraphs describe the expected impact on the market value of the SUMS given a change in a specific factor, assuming all other conditions remain constant.

The value of the S&P 500 Index is expected to affect the trading value of the SUMS.    We expect that the market value of the SUMS will depend on the monthly market values of the S&P 500 Index. Since the Redemption Amount will not exceed an amount which will be determinable from time to time by reference to the most recent determination of the Summation Amount and the Monthly Return Cap, we expect the SUMS to trade in the secondary market below, and perhaps significantly below, the then current maximum possible Redemption Amount. For example, if early in the term of the SUMS, the summation of negative Monthly Returns exceeds the summation of possible maximum increases (i.e., the Monthly Return Cap), then no value will be given to the Summation Amount for the remainder of the term of the SUMS. You should be aware that, depending on the timing of increases and decreases in the value of the S&P 500 Index during the term of the SUMS, it is possible for the S&P 500 Index to increase over the term of the SUMS and the value of the SUMS to be significantly below the then current maximum possible Redemption Amount.

Changes in the levels of interest rates are expected to affect the trading value of the SUMS.    In general, if U.S. interest rates increase, we expect that the trading value of the SUMS will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the SUMS will increase. Rising U.S. interest rates may lower the value of the S&P 500 Index and, thus, the SUMS. Falling U.S. interest rates may increase the value of the S&P 500 Index and, thus, may increase the value of the SUMS.

Changes in the volatility of the S&P 500 Index are expected to affect the trading value of the SUMS.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Increased volatility increases the probability of negative changes in the S&P 500 Index, and the magnitude of such negative changes, on any particular Monthly Return Calculation Date, thereby increasing the probability of negative Monthly Returns, which would reduce the value of the SUMS. Increased volatility also increases the probability of positive changes in the S&P 500 Index, and the magnitude of such positive changes, on any particular Monthly Return Calculation Date, however, as a result of the Monthly Returns Cap, these changes will have limited affect on the value of the SUMS. If the volatility of the S&P 500 Index increases the trading value of the SUMS may be adversely affected.

Changes in dividend payments on the stocks included in the S&P 500 Index are expected to affect the trading value of the SUMS.    In general, if dividend payments on the stocks included in the S&P 500 Index increase, we expect that the value of the SUMS will decrease and, conversely, if dividend payments on the stocks included in the S&P 500 Index decrease, we expect that the value of the SUMS will increase.

Changes in our credit ratings may affect the trading value of the SUMS.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may negatively affect the trading value of the SUMS. However, because the return on your SUMS is dependent upon factors in addition to our ability to pay our obligations under the SUMS, such as the monthly performance of the S&P 500 Index, an improvement in our credit ratings will not reduce the other investment risks related to the SUMS and will not necessarily result in an increase in the trading value of the SUMS.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the S&P 500 Index or futures or options contracts on the S&P 500 Index for our own accounts for business reasons or in connection with hedging our obligations under the SUMS. These transactions could affect the price of these stocks and, in turn, the value of the S&P 500 Index in a manner that would be adverse to your investment in the SUMS.

Potential conflicts

The calculation agent for the SUMS is MLPF&S, our subsidiary. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the SUMS could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the S&P 500 Index can be calculated on a trading day, or in connection with its judgments that it would be required to make in the event of a discontinuance of the S&P 500 Index. See the sections entitled “Description of the SUMS—Adjustments to the S&P 500 Index” and “—Discontinuance of the S&P 500 Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligations in connection with the SUMS. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the SUMS. See “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE SUMS

ML&Co. will issue the SUMS as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The SUMS will mature on September 3, 2008.

The SUMS will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the SUMS, beneficial owners of the SUMS may accelerate the maturity of the SUMS, as described under the sections entitled “Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities Events of Default” in the accompanying prospectus.

ML&Co. will issue the SUMS in denominations of whole units each with a principal amount of $10.00 per unit and a minimum initial investment of $50,000.

The SUMS will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, you will receive for each $10 principal amount of SUMS an amount equal to the greater of:

(i) $11.00;

or

(ii) Redemption Amount.

The “Redemption Amount” per unit equals $10.00 + ($10.00 x Summation Amount), where the “Summation Amount” is the sum of the monthly percentage increases and decreases in the value of the S&P 500 Index over the term of the SUMS (each a “Monthly Return”); provided, however, that no monthly increase will exceed 4% (the “Monthly Return Cap”). The Monthly Return for each monthly period equals:

(	Ending Value - Starting Value	)
Starting Value

provided, however, that in no event will any resulting percentage increase be greater than 4%. There is no cap on any monthly decrease.

The calculation agent will determine each Monthly Return on the 3rd of each month beginning July 3, 2003 or, if such day is not an Index Business Day, the next succeeding day that is an Index Business Day, except as described below under the definition of Ending Value (each a “Monthly Return Calculation Date”), by determining the percentage change in the closing value of the S&P 500 Index on such Monthly Return Calculation Date relative to the closing value of the S&P 500 Index on the immediately preceding Monthly Return Calculation Date, or, in the case of the first Monthly Return Calculation Date of July 3, 2003, the Pricing Date. Each such Monthly Return (subject to the Monthly Return Cap) will be added to (or in the case of decreases, subtracted from) the Summation Amount.

You should understand that the value of the Summation Amount will not be greater than 252% due to the Monthly Return Cap. As a result, the Redemption Amount you will receive at maturity will not exceed $35.20 per unit of the SUMS. The Summation Amount, however, could be less than or equal to 10%, in which case you will receive the minimum payment amount at maturity.

The “Starting Value” will equal the closing value of the S&P 500 Index on the immediately preceding Monthly Return Calculation Date or, in the case of the first Monthly Return Calculation Date of July 3, 2003, the Starting Value equals 949.64, which was the closing value of the S&P 500 Index on the Pricing Date.

The “Ending Value” will equal the closing value of the S&P 500 Index on the Monthly Return Calculation Date for which the Monthly Return is being determined; provided, however, that when determining the Ending Value for the final Monthly Return Calculation Date of September 3, 2008, the Ending Value will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the S&P 500 Index on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the S&P 500 Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the S&P 500 Index on that Calculation Day. If there is no Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the S&P 500 Index determined as of the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period.

An “Index Business Day” means any day on which the NYSE, AMEX and The Nasdaq Stock Market are open for trading, the S&P 500 Index or any successor index is calculated and published and a Market Disruption Event has not occurred.

“Business Day” means any day on which the NYSE, the AMEX and The Nasdaq Stock Market are open for trading.

All determinations made by the calculation agent shall be at its sole discretion and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the SUMS.

Hypothetical Examples of Monthly Percentage Changes in the S&P 500 Index

The following table provides hypothetical percentage changes in the S&P 500 Index from the closing value in the prior month for the specified index value for each example, subject to the Monthly Return Cap. The sum of these Monthly Returns equals the Summation Amount. The examples are based on the following criteria:

•	three hypothetical examples, each assuming hypothetical increases in the S&P 500 Index over the term of the SUMS, with differing Summation Amounts; and

•	one hypothetical example, assuming a hypothetical decrease in the S&P 500 Index over the term of the SUMS, resulting in a Summation Amount less than 10%.

These figures are for purposes of illustration only. Your return on the SUMS will not be based on a comparison of the respective value of the S&P 500 Index on the Pricing Date and the final Monthly Return Calculation Date, but will instead be based on the sum of the monthly percentage changes in the value of the S&P 500 Index calculated as of each respective Monthly Return Calculation Date (i.e., each Monthly Return) during the term of the SUMS. As a result, your return on the SUMS will not be based on the absolute change in the S&P 500 Index over that period. The actual Summation Amount will not exceed 252% due to the Monthly Return Cap. As a result, the Redemption Amount will not exceed $35.20 per unit of the SUMS. However, the actual Summation Amount could be 10% or less, in which case you will receive the minimum Redemption Amount of $11.00 per unit of the SUMS.

You should understand that for you to receive the maximum value of the Summation Amount, the Monthly Returns for all months over the term of the SUMS must equal or be greater than the Monthly Return Cap. This will occur only if there are no monthly percentage decreases and all Monthly Returns are equal to or greater than the maximum of 4%, which we consider very unlikely to happen. The Summation Amount will not be increased by any positive monthly increase in the S&P 500 Index in excess of the Monthly Return Cap. Any negative Monthly Return, however, will reduce the Summation Amount and is not subject to any corresponding limit on such decreases.

Your return will depend on the sum of the Monthly Returns, which in turn depends on the values of the S&P 500 Index used to calculate each Monthly Return. Since the S&P 500 Index can vary significantly from day to day, we believe that the total of the Monthly Returns over the term of the SUMS would vary depending upon which day of the month is selected for the Monthly Return Calculation Dates. Your return, therefore, could be significantly different than if the Monthly Returns were calculated on different dates within a month during the same term of the SUMS, or if the SUMS were issued shortly before or after the Pricing Date. For example, in the hypothetical example number 1 and number 2 in the table below, the total percentage change in the S&P 500 Index is the same (i.e., the starting index value and the ending index value for both examples are the same); however, the resulting Redemption Amount is drastically different.

Because the value of the S&P 500 Index may be subject to significant fluctuations over the term of the SUMS, it is not possible to present a graph or table illustrating a complete range of possible Redemption Amounts. The examples of hypothetical Redemption Amounts and hypothetical Summation Amounts that follow are intended to illustrate the effect of general trends in the closing values of the S&P 500 Index on the Redemption Amount you may receive at maturity. However, the S&P 500 Index may not appreciate or depreciate over the term of the SUMS in accordance with any trends depicted by the hypothetical examples shown below, and the magnitude and frequency of any fluctuations in the value of the S&P 500 Index over the terms of the SUMS, which we refer to as the volatility of the S&P 500 Index, may be significantly different than the volatility of the S&P 500 Index implied by any of the hypothetical examples. A high volatility of the S&P 500 Index during the term of the SUMS would be expected to increase the magnitude of positive and negative Monthly Returns on any given Monthly Return Calculation Date and may adversely affect the Summation Amount. In recent periods, the S&P 500 Index has experienced significant volatility. We cannot predict the future volatility of the Index.

Hypothetical Calculations of the Summation Amount

		EXAMPLE 1 Hypothetical 40% Increase in the Index—Minimum Redemption Amount		EXAMPLE 2 Hypothetical 40% Increase in the Index—Positive Redemption Amount		EXAMPLE 3 Hypothetical 50% Increase in the Index—Minimum Redemption Amount		EXAMPLE 4 Hypothetical 50% Decrease in the Index—Minimum Redemption Amount
	Monthly Return Calculation Date	Index Value	Monthly Return	Index Value	Monthly Return	Index Value	Monthly Return	Index Value	Monthly Return

Year 1	July 3, 2003	957.23	0.80%	948.32	-0.14%	923.45	-2.76%	923.45	-2.76%
	August 4, 2003	923.65	-3.51%	954.49	0.65%	948.26	2.69%	948.26	2.69%
	September 3, 2003	961.48	4.00%	992.67	4.00%	985.35	3.91%	985.35	3.91%
	October 3, 2003	904.56	-5.92%	1,024.53	3.21%	1,002.56	1.75%	1,002.56	1.75%
	November 3, 2003	954.13	4.00%	933.35	-8.90%	823.56	-17.85%	823.56	-17.85%
	December 3, 2003	1,042.32	4.00%	959.95	2.85%	850.42	3.26%	850.42	3.26%
	January 5, 2004	1,089.36	4.00%	980.20	2.11%	874.23	2.80%	874.23	2.80%
	February 3, 2004	1,123.82	3.16%	945.31	-3.56%	963.26	4.00%	905.89	3.62%
	March 3, 2004	1,050.59	-6.52%	956.94	1.23%	942.38	-2.17%	845.89	-6.62%
	April 5, 2004	975.46	-7.15%	869.76	-9.11%	973.38	3.29%	842.23	-0.43%
	May 3, 2004	986.36	1.12%	904.55	4.00%	915.97	-5.90%	915.97	4.00%
	June 3, 2004	994.78	0.85%	940.73	4.00%	925.36	1.03%	925.36	1.03%

Year 2	July 6, 2004	976.28	-1.86%	915.80	-2.65%	948.96	2.55%	948.96	2.55%
	August 3, 2004	940.23	-3.69%	887.32	-3.11%	982.26	3.51%	892.36	-5.96%
	September 3, 2004	1,090.56	4.00%	922.81	4.00%	1,001.23	1.93%	860.69	-3.55%
	October 4, 2004	989.68	-9.25%	843.82	-8.56%	879.36	-12.17%	879.36	2.17%
	November 3, 2004	975.65	-1.42%	867.87	2.85%	925.36	4.00%	841.23	-4.34%
	December 3, 2004	1,050.23	4.00%	902.58	4.00%	1,023.36	4.00%	789.36	-6.17%
	January 3, 2005	960.23	-8.57%	888.77	-1.53%	1,024.48	0.11%	801.23	1.50%
	February 3, 2005	961.24	0.11%	913.48	2.78%	1,095.23	4.00%	805.46	0.53%
	March 3, 2005	991.36	3.13%	926.91	1.47%	989.67	-9.64%	784.36	-2.62%
	April 4, 2005	1,054.36	4.00%	963.62	3.96%	1,105.69	4.00%	712.23	-9.20%
	May 3, 2005	1,087.36	3.13%	904.74	-6.11%	1,124.46	1.70%	689.96	-3.13%
	June 3, 2005	1,124.36	3.40%	922.93	2.01%	1,138.26	1.23%	758.69	4.00%

Year 3	July 5, 2005	987.36	-12.18%	934.28	1.23%	1,202.23	4.00%	702.46	-7.41%
	August 3, 2005	996.36	0.91%	956.79	2.41%	1,022.68	-14.93%	701.69	-0.11%
	September 6, 2005	901.23	-9.55%	990.85	3.56%	1,048.26	2.50%	725.36	3.37%
	October 3, 2005	987.41	4.00%	1,150.83	4.00%	1,096.35	4.00%	762.36	4.00%
	November 3, 2005	1,058.36	4.00%	1,116.31	-3.00%	1,154.28	4.00%	705.36	-7.48%
	December 5, 2005	1,142.36	4.00%	1,085.27	-2.78%	1,248.48	4.00%	675.69	-4.21%
	January 3, 2006	1,117.69	-2.16%	1,020.16	-6.00%	1,307.49	4.00%	642.69	-4.88%
	February 3, 2006	1,167.84	4.00%	1,040.15	1.96%	1,253.39	-4.14%	609.39	-5.18%
	March 3, 2006	1,214.39	3.99%	1,053.57	1.29%	1,247.49	-0.47%	589.37	-3.29%
	April 3, 2006	1,163.94	-4.15%	1,079.70	2.48%	1,201.83	-3.66%	548.36	-6.96%
	May 3, 2006	1,248.36	4.00%	1,119.86	3.72%	1,146.82	-4.58%	523.48	-4.54%
	June 5, 2006	1,274.36	2.08%	1,164.66	4.00%	1,007.25	-12.17%	501.89	-4.12%

Year 4	July 3, 2006	1,124.36	-11.77%	1,176.30	1.00%	1,050.79	4.00%	489.39	-2.49%
	August 3, 2006	1,138.69	1.27%	1,199.83	2.00%	1,097.46	4.00%	478.39	-2.25%
	September 5, 2006	1,147.91	0.81%	1,247.82	4.00%	1,300.23	4.00%	425.67	-11.02%
	October 3, 2006	1,294.06	4.00%	1,297.73	4.00%	1,408.23	4.00%	412.38	-3.12%
	November 3, 2006	1,348.36	4.00%	986.28	-24.00%	1,507.26	4.00%	405.78	-1.60%
	December 4, 2006	1,374.69	1.95%	818.61	-17.00%	1,485.23	-1.46%	419.23	3.31%
	January 3, 2007	1,402.36	2.01%	851.36	4.00%	1,421.74	-4.27%	482.36	4.00%
	February 5, 2007	1,248.39	-10.98%	885.41	4.00%	1,358.47	-4.45%	475.68	-1.38%
	March 5, 2007	1,274.72	2.11%	823.52	-6.99%	1,327.43	-2.28%	485.69	2.10%
	April 3, 2007	1,303.94	2.29%	866.87	4.00%	1,301.23	-1.97%	471.41	-2.94%
	May 3, 2007	1,347.34	3.33%	901.54	4.00%	1,401.23	4.00%	412.13	-12.58%
	June 4, 2007	1,384.27	2.74%	937.60	4.00%	1,468.23	4.00%	452.74	4.00%

Year 5	July 3, 2007	1,401.36	1.23%	975.11	4.00%	1,605.36	4.00%	487.59	4.00%
	August 3, 2007	1,487.36	4.00%	1,014.11	4.00%	1,648.32	2.68%	423.36	-13.17%
	September 4, 2007	1,456.36	-2.08%	1,054.67	4.00%	1,701.23	3.21%	435.56	2.88%
	October 3, 2007	1,492.71	2.50%	1,096.86	4.00%	1,706.23	0.29%	440.35	1.10%
	November 5, 2007	1,504.36	0.78%	1,140.74	4.00%	1,692.65	-0.80%	468.75	4.00%
	December 3, 2007	1,481.47	-1.52%	1,163.55	2.00%	1,628.48	-3.79%	452.91	-3.38%
	January 3, 2008	1,438.36	-2.91%	1,181.70	1.56%	1,524.69	-6.37%	459.63	1.48%
	February 4, 2008	1,448.39	0.70%	1,120.02	-5.22%	1,587.36	4.00%	467.51	1.71%
	March 3, 2008	1,457.39	0.62%	1,133.63	1.22%	1,612.36	1.57%	485.63	3.88%
	April 3, 2008	1,501.34	3.02%	1,163.51	2.64%	1,587.36	-1.55%	461.41	-4.99%
	May 5, 2008	1,498.26	-0.21%	1,195.69	2.77%	1,601.87	0.91%	458.58	-0.61%
	June 3, 2008	1,454.62	-2.91%	1,235.36	3.32%	1,623.14	1.33%	472.28	2.99%

Year 6	July 3, 2008	1,401.36	-3.66%	1,278.63	3.50%	1,605.36	-1.10%	487.59	3.24%
	August 4, 2008	1,354.36	-3.35%	1,301.74	1.81%	1,502.39	-6.41%	481.23	-1.30%
	September 3, 2008	1,329.50	-1.84%	1,329.50	2.13%	1,424.46	-5.19%	474.82	-1.33%

	Total Percentage Change in the S&P 500 Index:	40.00%		40.00%		50.00%		-50.00%

	Summation Amount:		-9.12%		31.05%		-11.85%		-93.09%

	Redemption Amount:		$11.00		$13.10		$11.00		$11.00

As you can see from the foregoing hypothetical examples, payment at maturity of any amount in excess of the minimum Redemption Amount will depend on the sum of the Monthly Returns of the S&P 500 Index during the term of the SUMS. You may receive only the minimum Redemption Amount and this may occur even if the value of the S&P 500 Index increases significantly over the term of the SUMS as illustrated in hypothetical examples 1 and 3.

Adjustments to the S&P 500 Index; Market Disruption Events

If at any time Standard & Poor’s changes its method of calculating the S&P 500 Index, or the value of the S&P 500 Index changes, in any material respect, or if the S&P 500 Index is in any other way modified so that the S&P 500 Index does not, in the opinion of the calculation agent, fairly represent the value of the S&P 500 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the S&P 500 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index, as so adjusted. Accordingly, if the method of calculating the S&P 500 Index is modified so that the value of the S&P 500 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the S&P 500 Index in order to arrive at a value of the S&P 500 Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the S&P 500 Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P 500 Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the S&P 500 Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the S&P 500 Index

If Standard & Poor’s discontinues publication of the S&P 500 Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the S&P 500 Index and calculate the Monthly Returns as described above under “—Payment at maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the SUMS.

In the event that Standard & Poor’s discontinues publication of the S&P 500 Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published,

the calculation agent will compute a substitute value for the S&P 500 Index in accordance with the procedures last used to calculate the S&P 500 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described below, the successor index or value will be used as a substitute for the S&P 500 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the S&P 500 Index before a Monthly Return Calculation Date, or in the case of the final Monthly Return Calculation Date of September 3, 2008, the Calculation Period, and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of an Ending Value, and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing a Monthly Return as described in the preceding paragraph as if that day were a Monthly Return Calculation Date, or in the case of the final Monthly Return Calculation Date of September 3, 2008, as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the SUMS.

Events of Default and Acceleration

In case an Event of Default with respect to any SUMS has occurred and is continuing, the amount payable to a beneficial owner of a SUMS upon any acceleration permitted by the SUMS, with respect to each unit of SUMS, will be equal to the amount payable on the stated maturity date, calculated as though the date of early repayment were the stated maturity date and the final Monthly Return Calculation Date of the SUMS. See “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a SUMS may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the SUMS plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the SUMS.

In case of default in payment of the SUMS, whether at the stated maturity date or upon acceleration, from and after that date the SUMS will bear interest, payable upon demand of their holders, at the rate of 1.48% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the SUMS to the date payment of that amount has been made or duly provided for.

Depositary

Description of the Global Securities

Upon issuance, all SUMS will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a

“depositary”), as depositary, registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for SUMS in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the SUMS represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the SUMS represented by a global security will not be entitled to have the SUMS represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the SUMS in definitive form and will not be considered the owners or holders of the SUMS including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the SUMS. The SUMS will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One or more fully registered global securities will be issued for the SUMS in the aggregate original public offering price of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the SUMS under DTC’s system must be made by or through direct participants, which will receive a credit for the SUMS on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the SUMS are to be made by entries on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all SUMS deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of SUMS with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the SUMS; DTC’s records reflect only the identity of the direct participants to whose accounts the SUMS are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the SUMS. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the SUMS are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the SUMS will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for Certificated Securities

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

•	an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the SUMS,

the global securities will be exchangeable for SUMS in definitive form of like tenor and of an equal aggregate original public offering price, in denominations of the original public offering price per unit and integral multiples of the original public offering price per unit. The definitive SUMS will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

DTC may discontinue providing its services as securities depositary with respect to the SUMS at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, SUMS certificates are required to be printed and delivered.

ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, SUMS certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

Settlement for the SUMS will be made by the underwriter in immediately available funds. ML&Co. will make all payments in immediately available funds so long as the SUMS are maintained in book-entry form.

THE S&P 500 INDEX

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2003, 424 companies or 84.8% of the market capitalization of the S&P 500 Index traded on the NYSE; 74 companies or 15.0% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the AMEX. As of April 30, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 79% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (14.2%), Consumer Staples (8.7%), Energy (5.8%), Financials (20.6%), Health Care (14.9%), Industrials (11.6%), Information Technology (14.9%), Materials (2.7%), Telecommunication Services (3.7%) and Utilities (2.9%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, and due to the application of the Monthly Return Cap, the return on the SUMS will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the SUMS.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

1.	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

2.	the market values of all component stocks as of that time are aggregated;

3.	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

4.	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

5.	the current aggregate market value of all component stocks is divided by the Base Value; and

6.	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Redemption Amount, if any, payable to beneficial owners of SUMS upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index, and

•	other reasons

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x	(	New Market Value	)	= New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1983 through April 2003, as well as the percentage increase or decrease in the value of the S&P 500 Index over such month. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the value of the SUMS may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the SUMS.

Month-End Closing Values and Monthly Percentage Change of the S&P 500 Index

	1983	Percent Change for Month Ending:	1984	Percent Change for Month Ending:	1985	Percent Change for Month Ending:	1986	Percent Change for Month Ending:	1987	Percent Change for Month Ending:
January	145.30	3.31%	163.41	-0.92%	179.63	7.41%	211.78	0.24%	274.08	13.18%
February	148.06	1.90%	157.06	-3.89%	181.18	0.86%	226.92	7.15%	284.20	3.69%
March	152.96	3.31%	159.18	1.35%	180.66	-0.29%	238.90	5.28%	291.70	2.64%
April	164.42	7.49%	160.05	0.55%	179.83	-0.46%	235.52	-1.41%	288.36	-1.15%
May	162.39	-1.23%	150.55	-5.94%	189.55	5.41%	247.35	5.02%	290.10	0.60%
June	168.11	3.52%	153.18	1.75%	191.85	1.21%	250.84	1.41%	304.00	4.79%
July	162.56	-3.30%	150.66	-1.65%	190.92	-0.48%	236.12	-5.87%	318.66	4.82%
August	164.40	1.13%	166.68	10.63%	188.63	-1.20%	252.93	7.12%	329.80	3.50%
September	166.07	1.02%	166.10	-0.35%	182.08	-3.47%	231.32	-8.54%	321.83	-2.42%
October	163.55	-1.52%	166.09	-0.01%	189.82	4.25%	243.98	5.47%	251.79	-21.76%
November	166.40	1.74%	163.58	-1.51%	202.17	6.51%	249.22	2.15%	230.30	-8.53%
December	164.93	-0.88%	167.24	2.24%	211.28	4.51%	242.17	-2.83%	247.08	7.29%

	1988	Percent Change for Month Ending:	1989	Percent Change for Month Ending:	1990	Percent Change for Month Ending:	1991	Percent Change for Month Ending:	1992	Percent Change for Month Ending:
January	257.07	4.04%	297.47	7.11%	329.08	-6.88%	343.93	4.15%	408.79	-1.99%
February	267.82	4.18%	288.86	-2.89%	331.89	0.85%	367.07	6.73%	412.70	0.96%
March	258.89	-3.33%	294.87	2.08%	339.94	2.43%	375.22	2.22%	403.69	-2.18%
April	261.33	0.94%	309.64	5.01%	330.80	-2.69%	375.34	0.03%	414.95	2.79%
May	262.16	0.32%	320.52	3.51%	361.23	9.20%	389.83	3.86%	415.35	0.10%
June	273.50	4.33%	317.98	-0.79%	358.02	-0.89%	371.16	-4.79%	408.14	-1.74%
July	272.02	-0.54%	346.08	8.84%	356.15	-0.52%	387.81	4.49%	424.22	3.94%
August	261.52	-3.86%	351.45	1.55%	322.56	-9.43%	395.43	1.96%	414.03	-2.40%
September	271.91	3.97%	349.15	-0.65%	306.05	-5.12%	387.86	-1.91%	417.80	0.91%
October	278.97	2.60%	340.36	-2.52%	304.00	-0.67%	392.45	1.18%	418.68	0.21%
November	273.70	-1.89%	345.99	1.65%	322.22	5.99%	375.22	-4.39%	431.35	3.03%
December	277.72	1.47%	353.40	2.14%	330.22	2.48%	417.09	11.16%	435.71	1.01%

	1993	Percent Change for Month Ending:	1994	Percent Change for Month Ending:	1995	Percent Change for Month Ending:	1996	Percent Change for Month Ending:	1997	Percent Change for Month Ending:
January	438.78	0.70%	481.61	3.25%	470.42	2.43%	636.02	3.26%	786.16	6.13%
February	443.38	1.05%	467.14	-3.00%	487.39	3.61%	640.43	0.69%	790.82	0.59%
March	451.67	1.87%	445.77	-4.57%	500.71	2.73%	645.50	0.79%	757.12	-4.26%
April	440.19	-2.54%	450.91	1.15%	514.71	2.80%	654.17	1.34%	801.34	5.84%
May	450.19	2.27%	456.51	1.24%	533.40	3.63%	669.12	2.29%	848.28	5.86%
June	450.53	0.08%	444.27	-2.68%	544.75	2.13%	670.63	0.23%	885.14	4.35%
July	448.13	-0.53%	458.26	3.15%	562.06	3.18%	639.95	-4.57%	954.29	7.81%
August	463.56	3.44%	475.50	3.76%	561.88	-0.03%	651.99	1.88%	899.47	-5.75%
September	458.93	-1.00%	462.71	-2.69%	584.41	4.01%	687.31	5.42%	947.28	5.32%
October	467.83	1.94%	472.35	2.08%	581.50	-0.50%	705.27	2.61%	914.62	-3.45%
November	461.79	-1.29%	453.69	-3.95%	605.37	4.10%	757.02	7.34%	955.40	4.46%
December	466.45	1.01%	459.27	1.23%	615.93	1.74%	740.74	-2.15%	970.43	1.57%

	1998	Percent Change for Month Ending:	1999	Percent Change for Month Ending:	2000	Percent Change for Month Ending:	2001	Percent Change for Month Ending:	2002	Percent Change for Month Ending:
January	980.28	1.02%	1,279.64	4.10%	1,394.46	-5.09%	1,366.01	3.46%	1,130.20	-1.56%
February	1,049.34	7.04%	1,238.33	-3.23%	1,366.42	-2.01%	1,239.94	-9.23%	1,106.73	-2.08%
March	1,101.75	4.99%	1,286.37	3.88%	1,498.58	9.67%	1,160.33	-6.42%	1,147.39	3.67%
April	1,111.75	0.91%	1,335.18	3.79%	1,452.43	-3.08%	1,249.46	7.68%	1,076.92	-6.14%
May	1,090.82	-1.88%	1,301.84	-2.50%	1,420.60	-2.19%	1,255.82	0.51%	1,067.14	-0.91%
June	1,133.84	3.94%	1,372.71	5.44%	1,454.60	2.39%	1,224.42	-2.50%	989.82	-7.25%
July	1,120.67	-1.16%	1,328.72	-3.20%	1,430.83	-1.63%	1,211.23	-1.08%	911.62	-7.90%
August	957.28	-14.58%	1,320.41	-0.63%	1,517.68	6.07%	1,133.58	-6.41%	916.07	0.49%
September	1,017.01	6.24%	1,282.71	-2.86%	1,436.51	-5.35%	1,040.94	-8.17%	815.28	-11.00%
October	1,098.67	8.03%	1,362.93	6.25%	1,429.40	-0.49%	1,059.78	1.81%	885.76	8.64%
November	1,163.63	5.91%	1,388.91	1.91%	1,314.95	-8.01%	1,139.45	7.52%	936.31	5.71%
December	1,229.23	5.64%	1,469.25	5.78%	1,320.28	0.41%	1,148.08	0.76%	879.82	-6.03%

	2003	Percent Change for Month Ending:
January	855.70	-2.74%
February	841.15	-1.70%
March	848.18	0.84%
April	916.92	8.10%

On May 29, 2003, the closing value of the S&P 500 Index was 949.64.

The following graph sets forth the monthly performance of the S&P 500 Index at the end of each month presented in the table above. The returns would vary if the monthly percentage change was calculated using any date other than the last day of each month. Past movements of the S&P 500 Index are not indicative of the future S&P 500 Index values.

Historical Monthly Percentage Change of the S&P 500 Index

The Monthly Return Cap of 4% for the SUMS is indicated in the above graph. This is intended to illustrate on a historical basis where the Monthly Return Cap would have limited the monthly percentage increase added to the Summation Amount. This is for illustration only. Past movements of the S&P 500 Index are not indicative of the future S&P 500 Index values.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the SUMS, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the SUMS, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus supplement:

“The SUMS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the SUMS or any member of the public regarding the advisability of investing in securities generally or in the SUMS particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the SUMS. S&P has no obligation to take the needs of ML&Co. or the holders of the SUMS into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the SUMS, prices at which the SUMS are to initially be sold, or quantities of the SUMS to be issued or in the determination or calculation of the equation by which the SUMS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the SUMS.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the SUMS. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with SUMS held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding SUMS in a tax-deferred or tax-advantaged account, or persons holding SUMS as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the SUMS, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the SUMS should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the SUMS arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a SUMS that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a SUMS is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a SUMS that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the SUMS or securities with terms substantially the same as the SUMS. However, although the matter is not free from doubt, under current law, each SUMS should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each SUMS as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the SUMS. Prospective investors in the SUMS should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the SUMS as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the SUMS for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the SUMS is based upon the assumption that each SUMS will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the SUMS are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the SUMS could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a SUMS could differ from the timing and character of income, gain or loss recognized in respect of a SUMS had the SUMS in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the SUMS, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the SUMS. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the SUMS, ML&Co. has determined that the projected payment schedule for the SUMS will consist of payment on the maturity date of $11.00 per unit and a payment in excess of $11.00 per unit (the “Supplemental Payment Amount”) projected to equal $0.7172 per unit (the “Projected Supplemental Payment Amount”). This represents an estimated yield on the SUMS equal to 3.040% per annum, compounded semiannually. Accordingly, during the term of the SUMS, a U.S. Holder of a SUMS will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the SUMS that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the SUMS. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the SUMS are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the SUMS’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a SUMS’s adjusted issue price will equal the SUMS’s issue price (i.e., $10), increased by the interest previously accrued on the SUMS. At maturity of a SUMS, in the event that the actual Supplemental Payment Amount, if any, exceeds $0.7172 per unit (i.e., the Projected Supplemental Payment Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Payment Amount over $0.7172 per unit (i.e., the Projected Supplemental Payment Amount) in income as ordinary interest on the stated maturity date.

Alternatively, in the event that the actual Supplemental Payment Amount, if any, is less than $0.7172 per unit (i.e., the Projected Supplemental Payment Amount), the amount by which the Projected Supplemental Payment Amount (i.e., $0.7172 per unit) exceeds the actual Supplemental Payment Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the SUMS for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Payment Amount (i.e., $0.7172 per unit) in excess of the actual Supplemental Payment Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a SUMS at a price that differs from the adjusted issue price of the SUMS as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Notwithstanding the foregoing, if the actual Supplemental Payment Amount becomes fixed at zero more than 6 months before the maturity date, a U.S. Holder will have a negative adjustment. Under the Final Regulations, a U.S. Holder would be required to take into account such negative adjustment (generally as an offset to either previously accrued interest on the SUMS or future interest accruals on the SUMS) in a reasonable manner over the period to which it relates. In addition, under the Final Regulations, if the actual Supplemental Payment Amount becomes fixed at zero more than 6 months before the maturity date, the actual Supplemental Payment Amount will no longer be treated as a contingent payment after the date the actual Supplemental Payment Amount becomes fixed at zero. Moreover, in such event, on the date the actual Supplemental Payment Amount becomes fixed at zero, the projected payment schedule for the SUMS will be modified prospectively to reflect the fixed amount of the payment (i.e., $0 per SUMS). Therefore, as a result of the foregoing rules, at maturity of a SUMS, a U.S. Holder will not be permitted to treat the excess of the Projected Supplemental Payment Amount (i.e., $0.7172 per SUMS) over the actual Supplemental Payment Amount (i.e., $0 per SUMS) as an interest offset or as an ordinary loss on the maturity date. In addition to the foregoing, for purposes of accruing original issue discount under the Final Regulations, if the actual Supplemental Payment Amount becomes fixed at zero during an accrual period (i.e., generally each six-month period during which the SUMS are outstanding), a new accrual period will begin on the day after the day on which the actual Supplemental Payment Amount becomes fixed at zero.

Upon the sale or exchange of a SUMS prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the SUMS as of the date of disposition. A U.S. Holder’s adjusted tax basis in a SUMS generally will equal such U.S. Holder’s initial investment in the SUMS increased by any interest previously included in income with respect to the SUMS by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the SUMS. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the SUMS). Notwithstanding the foregoing, if the actual Supplemental Payment Amount becomes fixed at zero more than 6 months before the maturity date, any gain or loss recognized by a U.S. Holder upon the sale or exchange of a SUMS prior to the maturity date generally will be treated as capital gain or loss. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder’s holding period for the SUMS). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the SUMS should consult their own tax advisors concerning the application of the Final Regulations to their investment in the SUMS. Investors in the SUMS may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the SUMS, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Payment Amount and the estimated yield on the SUMS) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the SUMS), and is neither a prediction nor a guarantee of what the actual Supplemental Payment Amount will be; nor is it a prediction or guarantee that any payment at maturity will even exceed $11.00 per unit.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the SUMS during each accrual period over the term of the SUMS based upon the projected payment schedule for the SUMS (including both the Projected Supplemental Payment Amount and an estimated yield equal to 3.040% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the SUMS.

Accrual Period	Interest deemed to accrue on SUMS during accrual period (per unit)	Total interest deemed to have accrued on SUMS as of end of accrual period (per unit)
June 3, 2003 through December 3, 2003	$0.1524	$0.1524
December 4, 2003 through June 3, 2004	$0.1543	$0.3067
June 4, 2004 through December 3, 2004	$0.1567	$0.4634
December 4, 2004 through June 3, 2005	$0.1590	$0.6224
June 4, 2005 through December 3, 2005	$0.1615	$0.7839
December 4, 2005 through June 3, 2006	$0.1639	$0.9478
June 4, 2006 through December 3, 2006	$0.1664	$1.1142
December 4, 2006 through June 3, 2007	$0.1690	$1.2832
June 4, 2007 through December 3, 2007	$0.1715	$1.4547
December 4, 2007 through June 3, 2008	$0.1741	$1.6288
June 4, 2008 through September 3, 2008	$0.0884	$1.7172

Projected Supplemental Payment Amount = $0.7172 per unit.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a SUMS, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the SUMS under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a SUMS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a SUMS will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such SUMS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the SUMS to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the SUMS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a SUMS to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the SUMS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the SUMS by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless those SUMS are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the SUMS. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The SUMS may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the SUMS or any interest in the SUMS will be deemed to have represented by its purchase and holding of the SUMS that it either (1) is not a plan or a plan asset entity and is not purchasing those SUMS on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the SUMS or any interest in the SUMS which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the SUMS that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the SUMS on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the SUMS will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligations in connection with the SUMS.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file by visiting the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the SUMS and other securities. For further information on ML&Co. and the SUMS, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $31,000,000 aggregate original public offering price of SUMS. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the SUMS if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer the SUMS directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering the public offering price may be changed. The underwriter is offering the SUMS subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the SUMS. Accordingly, offerings of the SUMS will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the SUMS. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the SUMS.

If the underwriter creates a short position in the SUMS in connection with the offering, i.e., if it sells more units of the SUMS than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the SUMS in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the SUMS, has no overallotment option, it would be required to close out a short position in the SUMS by purchasing SUMS in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the SUMS. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the SUMS. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE SUMS

The validity of the SUMS will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarter ended March 28, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-11
Calculation Day	S-11
Calculation Period	S-11
Ending Value	S-4
Index Business Day	S-11
Market Disruption Event	S-14
Monthly Return	S-3
Monthly Return Calculation Date	S-4
Monthly Return Cap	S-3
Pricing Date	S-4
Redemption Amount	S-3
S&P	S-4
Standard & Poor’s	S-4
Starting Value	S-4
successor index	S-14
Summation Amount	S-3
SUMS	S-1
Supplemental Payment Amount	S-25

3,100,000 Units

Merrill Lynch & Co., Inc.

SUMmation SecuritiesSM

Linked to the Performance of the S&P 500 Index

due September 3, 2008

“SUMSSM”

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

May 29, 2003

“SUMS” is a service mark of Merrill Lynch & Co., Inc.